

Mail Stop 3720

October 16, 2007

Mr. Joseph Tusa, Jr.
Chief Financial Officer
Comsys IT Partners, Inc.
4400 Post Oak Parkway
Suite 1800
Houston, TX 77027

> **Re: Comsys IT Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 0-27792**

Dear Mr. Tusa:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the information requested in the comments presented below so that we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Revenue Recognition, page F-11

1.   We note your use of the proportional performance method to account for revenue
        from fixed-price contracts. Please tell us in sufficient detail, explaining how your
        method meets the criteria for revenue recognition in SAB Topic 13, why you
        believe that the input-based methodology achieves the most reliable measure of
        revenue earned from these services. In determining whether delivery has
        occurred for a service contract you should evaluate the terms of the arrangement,
        specifically the rights and obligations of the service provider and the customer.
        Revenue recognition should reflect the pattern in which obligations to the
        customer are filled. Because your method uses billable hours, it appears you are
        using and input-based approach. An output-based approach is generally used to
        achieve this objective.

Note 13 Staff Accounting Bulletin No. 108, page F-29

2.   We refer to the SAB 108 adjustment of $2.8 million reported as a reconciling item
        to arrive at total stockholders' equity for the year ended December 31, 2006. The
        SAB 108 transition provisions provide for a cumulative effect adjustment for
        errors determined to be immaterial in prior periods under an issuer's previous and
        properly applied methodology, and after considering appropriate qualitative
        factors, but that are material to those periods based on the guidance of SAB 108.
        As set forth in SAB 99, a materiality evaluation must be based on all relevant
        quantitative and qualitative factors. Please tell us when each of the errors was
        identified and provide us with your annual SAB 99 materiality analysis
        explaining how you determined that the errors related to each prior period were
        immaterial on both a quantitative and qualitative basis to the prior periods. In
        addition, provide your analysis in support of your determination that the errors
        were material when assessed with the approach required by SAB 108 and are
        appropriately included in the cumulative adjustment.

                              *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your cover letter on EDGAR and understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director